WOODSIDE
AUSTRALIAN ENERGY

17 November 2003


SEC MAIL
RECEIVED
DEC 01 2003
WASH, D.C.
SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America


03037824

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Mauritania PSC-B, Block 4 (Chinguetti-4-6 Tiof), lodged with the Australian Stock Exchange on 14 November 2003;
- Date correction on earlier release (Mauritania PSC-B, Block 4 (Chinguetti-4-6 Tiof)), lodged with the Australian Stock Exchange on 14 November 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
DEC 15 2003
THOMSON
FINANCIAL

Rebecca Sims
Compliance Officer

10 November 2003


WOODSIDE
AUSTRALIAN ENERGY


SEC MAIL
PROCESSING
RECEIVED
DEC 0 1 2003
WASH. D.C.
155
SECTION

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Mauritania PSC-B, Block 4
Chinguetti-4-6 (Tiof)

Since the last report, wireline logging operations have been completed and the well is being prepared for plug and abandonment, as planned.

Evaluation of wireline logs has established that the well has encountered a gross gas column of 49.5 metres overlying a gross oil column of 38.5 metres.

The hydrocarbon bearing sands are of good quality, comparable to those encountered in the Chinguetti Field.

The hydrocarbon bearing zone overlies a gross 73 metre interval containing poor quality sands in which it has not been possible to demonstrate the presence of oil.

Water bearing sandstones have been confirmed below the 73 metre interval.

The current data do not enable determination of the full extent of the hydrocarbon bearing column at this time. Further work will be necessary to reduce this uncertainty. This will require further drilling on the Tiof structure.

Following completion of plug and abandonment operations, the "West Navigator" will sail to the Poune prospect, 27 kilometres northeast of the Tiof location, where it will commence exploration drilling operations.

Participants in the Area B PSC are as follows:

Woodside Mauritania Pty Ltd	35.0% (Operator)
AGIP Mauritania BV	35.0%
Hardman Resources Ltd	21.6%
Fusion Mauritania B Limited	6.0%
Roc Oil (Mauritania) Company	2.4%

KAREN LANGE
Company Secretary

14 November 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Date correction on earlier release

This release replaces the release lodged earlier today which incorrectly bore the date of 10 November 2003. In all other respects it is in the form released earlier.

KAREN LANGE
Company Secretary

14 November 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Mauritania PSC-B, Block 4
Chinguetti-4-6 (Tiof)

Since the last report, wireline logging operations have been completed and the well is being prepared for plug and abandonment, as planned.

Evaluation of wireline logs has established that the well has encountered a gross gas column of 49.5 metres overlying a gross oil column of 38.5 metres.

The hydrocarbon bearing sands are of good quality, comparable to those encountered in the Chinguetti Field.

The hydrocarbon bearing zone overlies a gross 73 metre interval containing poor quality sands in which it has not been possible to demonstrate the presence of oil.

Water bearing sandstones have been confirmed below the 73 metre interval.

The current data do not enable determination of the full extent of the hydrocarbon bearing column at this time. Further work will be necessary to reduce this uncertainty. This will require further drilling on the Tiof structure.

Following completion of plug and abandonment operations, the "West Navigator" will sail to the Poune prospect, 27 kilometres northeast of the Tiof location, where it will commence exploration drilling operations.

Participants in the Area B PSC are as follows:

Woodside Mauritania Pty Ltd	35.0% (Operator)
AGIP Mauritania BV	35.0%
Hardman Resources Ltd	21.6%
Fusion Mauritania B Limited	6.0%
Roc Oil (Mauritania) Company	2.4%

KAREN LANGE
Company Secretary